UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2023

KingsCrowd, Inc.
(Exact name of issuer as specified in its charter)

Commission File Number: 024-11497

Delaware	82-3708101
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

101 Glen Lennox Ave. Suite 300, Chapel Hill, NC 27517

(Full mailing address of principal executive offices)

(914) 826-4520

(Issuer’s telephone number, including area code)

2

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. Forward-looking statements include information concerning our possible or assumed future results of operations and expenses, business strategies and plans, competitive position, business environment, and potential growth opportunities. Forward-looking statements include all statements that are not historical facts. In some cases, forward-looking statements can be identified by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would,” or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Those risks include those described in “Risk Factors” and elsewhere in this report. Given these uncertainties, you should not place undue reliance on any forward-looking statements in this report. Also, forward-looking statements represent our beliefs and assumptions only as of the date of this report.

Any forward-looking statement made by us in this report speaks only as of the date on which it is made. Except as required by law, we disclaim any obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward- looking statements, even if new information becomes available in the future. All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this disclosure. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The following discussion and analysis are based on, and should be read in conjunction with, our unaudited financial statements and notes thereto for the period ended June 30, 2023.

Overview

In this report, we may refer to KingsCrowd, Inc., a Delaware corporation, as “we,” “us,” the “Company,” or by similar terms.

Our mission is to provide institutional grade research, analytics tools and ratings that empower people to make confident and inspired investments in the online private markets. The online private markets are comprised of securities offerings made pursuant to Regulation CF (“Reg CF”), Rule 506(c) of Regulation D (“Rule 506(c)”), and Regulation A (“Reg A”), which are exemptions from the registration requirements of the Securities Act, and are not public offerings of securities. Rule 506(c) and Reg A permit issuers to broadly solicit and generally advertise an offering, subject to certain conditions, which provides them with access to a wider audience of investors than previously had been permitted under SEC rules. Reg CF offerings are required to be offered and sold through an online platform operated by an SEC registered intermediary or broker dealer. In addition, Reg A and Reg CF offerings may be made to non-accredited investors, subject to investment limitations, which expands the universe of potential investors and makes investing in start-up and early-stage companies available to the general public.

We collect more than 500 data points on each deal for which we provide information, organize the information in logical and manageable segments, provide analytical tools that permit investors to evaluate that information and analyze business metrics integral to making an investment decision. We then compare all companies that are actively raising capital to each other in every data point we collect via our proprietary rating algorithm (an algorithm is a set of instructions devised to solve a class of problems or to perform a computation) and rank each company and the securities being offered based on collected data, and convert the ranking into a score. The end result is a number between 1 (lowest score) and 5 (highest score) for every aspect of the company, including: price, market, differentiation, performance, team, and risk, as well as an overall score for the company in a specific funding round.

As of June 30, 2023, we offered nearly 100% coverage of Reg CF equity and debt deals available to the market, nearly 100% of reporting Reg A equity offerings, and approximately 10% of Rule 506(c) offerings that are live on online private market funding portals.

At the end of June 2023, we had thousands of unique paying subscribers and net revenues of approximately $370,500. At the end of June 2023, in addition to having thousands of paid individual subscribers we began receiving management fees from KingsCrowd Capital as well as sponsorship and data sale revenues as well from institutional clients including financial service providers and universities.

We generate revenue from subscriptions to our research, analytics and ratings platform. Our subscription-based model allows our customers to choose from between two plans, including one free tier and one paid tier to meet their needs. Our subscriptions range from monthly to multi-year arrangements and are generally non-cancellable during the contractual subscription term. Subscription revenue is recognized ratably over the term of the subscription beginning on the date the product is made available to customers, which typically begins on the commencement date of each contract.

We also generate revenues from sponsors of our newsletter who pay customer prices based on our various sponsor packages. We do not allow issuers with a current raise to be sponsors of our newsletter to avoid any perceived conflicts of interest. Typically, our sponsors are financial service firms or alternate investment providers seeking to access our mass affluent database. Additionally, we generate revenues from data sales to institutional clients. Our first clients in this space tend to be universities purchasing our data to do research on the private market investing landscape. All revenues for both sponsorship and data sales are recognized at time of sale. Management fees generated by KingsCrowd Capital are provided quarterly to KingsCrowd for management services provided in that quarter.

Our qualitative and quantitative ratings are not intended and we advise users not to construe them as investment recommendations. We are not a fund, an asset manager, or a financial advisor. Rather, we provide information to aid investors who are making their own investment decisions.

During the six months ended June 30, 2023, we sold an aggregate of 2,325,000 shares of Class A Common Stock for which we received proceeds of $435,000.

4

Discussion of Operating Results for the Six Months Ended June 30, 2023 Compared to the Six Months Ended June 30, 2022

Balance Sheet Data

At June 30, 2023, we had total assets of $4,115,208, comprising $373,542 of current assets, consisting principally of $298,929 of cash, and $3,741,664 of non-current assets, which included property and equipment and intangible assets. At December 31, 2022, we had total assets of $4,013,950, comprising $690,243 of current assets, consisting principally of $581,960 of cash, and $3,323,707 of non-current assets, which included property and equipment and intangible assets. At June 30, 2023, we had total liabilities of $1,557,203, of which $1,550,814 were current liabilities. At December 31, 2022, we had total liabilities of $878,325, of which $871,936 were current liabilities.

Revenues

During the six months ended June 30, 2023, we generated net revenue of $370,498 compared to revenue of $281,724 for the six months ended June 30, 2023. This increase in revenue was primarily the result of optimizing our subscription offerings and pricing based on customer feedback and the introduction of corresponding product enhancements and new data features offered to customers within these new subscription offerings.  In addition, our launch of our sponsorship business line and our efforts to commercialize our data sales business to universities and platforms helped drive forward revenues. Lastly, we began collecting management fees from our KingsCrowd Capital fund offering.

Operating Expenses

During the six months ended June 30, 2023, the Company’s total operating expenses increased by approximately 7% to $2,996,529 compared to $2,803,023 for the six months ended June 30, 2022. Operating expenses, which comprise expenditures relating to general, administrative and operating expenses, research and development, and sales and marketing, increased across all categories. General, administrative and operations expenses, which comprise approximately 80% of our operating expenses, increased by approximately 3%, to $2,392,519, during the period ended June 30, 2023 as compared to the 2022 period.

Loss

We incurred a net loss from operations for the six months ended June 30, 2023 of $2,660,705 compared to a net loss of $2,562,395 for the six months ended June 30, 2022. The increase in net loss resulted from the increase in operating expenditures discussed above without a commensurate increase in revenue.

Liquidity and Capital Resources

Liquidity is the ability of a company to generate cash sufficient to support its current and future operations, satisfy its obligations, and otherwise operate on an ongoing basis. Significant factors in the management of liquidity are funds generated by operations, the availability of credit facilities, levels of accounts receivable and accounts payable and capital expenditures.

The Company has not generated profits since inception, has sustained net losses of $2,660,705 and $2,562,395 during the six-month periods ended June 30, 2023 and 2022, respectively, has an accumulated deficit of $13,835,232 as of June 30, 2023, has incurred negative cash flows from operations for the six-month periods ended June 30, 2023 and 2022, and lacks liquid assets to satisfy its obligations as they come due with a working capital deficit of $1,177,272 as of June 30, 2023.

Our primary requirements for liquidity and capital are to fund the growth of our business, for sales and marketing initiatives to grow our new lines of revenue including data, sponsorship and fund sales, research and development initiatives and to take advantage of opportunities such as acquisitions and for working capital to fund our general corporate needs.

Since our inception, we have financed our operations through the sale of equity securities, from third party loans and from internally generated revenue from operations.

5

Our cash on hand and cash flow from operations will allow us to operate at current levels for the next ten to twelve months but will not be sufficient to fund all of our desired development and acquisition strategies or the cash required in connection with developing, launching, marketing and promoting our suite of products and supporting our other businesses. Our future operations will be dependent on our ability to secure additional financing. Financing transactions may include the issuance of equity or debt securities, obtaining credit facilities or through other financing mechanisms. However, increasing inflation and a downturn in the U.S. equity and debt markets could make it more difficult to obtain financing through the issuance of equity or debt securities and we might not be able to obtain additional financing on terms favorable to us, if at all. Even if we are able to raise the funds required, it is possible that we could incur unexpected costs and expenses or experience unexpected cash requirements that would force us to seek alternative financing. Furthermore, if we issue additional equity or debt securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of our Class A common stock. The inability to obtain additional capital may restrict our ability to grow and may reduce our ability to continue to conduct business operations. If we are unable to obtain additional financing, we may have to curtail our marketing and development plans and possibly cease our operations.

Trend Information

The online private markets as a whole continue to grow. In 2023, the Reg CF markets experienced a period of decline during the turbulent tech banking issues and general cooling of the venture capital markets. However, the overall decline of the Reg CF markets was less than that seen in the traditional venture capital markets. More importantly, in the second half of 2023 the fundamentals of the market appeared to be improving with an increase in the number of companies seeking to raise capital and the dollar value of such raises rebounding. Our simplified membership model has also improved overall retention from our retail customers who, we believe, enjoy increased value from our product in a market where value is key to retaining clients. Additionally in 2023, we focused on serving new clients in the business-to-business space including sponsorship sales and data sales as well as collecting management fees on our new fund. These new lines of business are allowing us to move up market into higher margin business lines, which we believe confirms our view that the industry is maturing sufficiently to be attractive to financial institutions. Lastly, with the rise of artificial intelligence technology, our team has been able to find internal efficiencies and launch new products such as AI generated analyst reports that allow for more scale and long-term profitability opportunity. We also continue to assess potential acquisitions in key focus areas of our business as we gain market footing as a leading data provider in the space and are assessing new product lines with respect to which our customers demonstrate interest.

Going Concern

The notes to our financial statements for the six months ended June 30, 2023 and the report of our independent registered public accounting firm on our financial statements for the year ended December 31, 2022 include an explanatory paragraph with respect to our ability to continue as a going concern. As reflected in the accompanying financial statements, the Company has an accumulated deficit of $13,835,232 as of June 30, 2023, and has incurred negative cash flows from operations for the six-month periods ended June 30, 2023 and 2022. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. The accompanying financial statements do not include any adjustments that might arise because of this uncertainty.

The presence of the going concern explanatory paragraph suggests that we may not have sufficient liquidity, or minimum cash levels, to operate our business. Since our inception, we have incurred losses and anticipate that we will continue to incur losses until such time as our platform generates sufficient revenue to offset our expenses. We will continue to rely on the proceeds from the sale of stock in the Regulation A offering to fund our operations until we generate revenue sufficient to support existing operations and growth. We cannot assure you that we will be successful in our operational plans or that we ever will generate sufficient revenue. We cannot be sure that we will raise the capital we require under the Regulation A offering or that other sources of capital will be available on acceptable terms or at all. If adequate funds are not available on acceptable terms or at all, we may be unable to develop or enhance our services and products, take advantage of future opportunities, or respond to competitive pressures, any of which would have a material adverse effect on our business, prospects, financial condition, and results of operations.

OTHER INFORMATION

On January 23, 2023, the Company purchased a 50.3% interest in LawBot, LLC, which creates, files and manages its customers’ capital raising documents for online offerings (“LawBot”), for a price of $250,000 and the issuance of warrants (the “Warrants") to purchase 1,000,000 the Company’s Class A Common Stock at an exercise price of $1.20 per share.  The Company has the option to purchase the remaining membership interests in LawBot for total consideration equal to 3.5 times LawBot’s adjusted revenue for the year ended December 31, 2025, which option must be exercised by March 1, 2026.

The Company funded the purchase of Lawbot by borrowing the sum of $250,000 (the “Loan”) from Gold Ridge Micro Cap II, LLC (the “Lender”) pursuant to a Loan and Security Agreement dated as of January 23, 2023 (the “Loan Agreement”). The loan bears interest at 12% per year and is payable in 36 equal monthly installments of $8,303.58. In consideration of the loan, the Company granted a security interest in all of its assets. Under the Loan Agreement, the Company entered into certain affirmative and negative covenants customary in such transactions. Among other events of default typical in loan transactions such as the Loan, the Company will be in default under the Loan Agreement if (i) any portion of its assets valued at $10,000 or more is attached or seized, or a levy is filed against any such assets, or a judgment is entered for the payment of money, individually or in the aggregate, of at least $25,000 which remain unsatisfied, unvacated or unstayed for 30 days after the entry thereof, or if the Company is enjoined or in any way prevented by court order from conducting any part of its business; (ii) a judgment, order or arbitration award requiring payment in excess of $50,000.00 is entered or filed against the Company which is not immediately stayed or appealed; (iii) upon any loss, theft, substantial damage or destruction of any item collateral granted by the Company to the lender occurs exceeding $50,000 which is not fully insured; and (iv) the Company defaults under any agreement or obligation involving any indebtedness in the principal amount in excess of $50,000, or the occurrence of any default under any agreement or obligation of the Company that could reasonably be expected to have a material adverse effect (as defined in the Loan Agreement) on the Company. In addition, the pledged and granted first priority security interest in favor of the Lender in and to all of its right, title and interest in the equity interests in LawBot. If the Company defaults under the Loan Agreement, the Company shall transfer ands assign all of the equity interests it owns in Lawbot to the Lender.

6

FINANCIAL STATEMENTS

FINANCIAL STATEMENTS (UNAUDITED) AS OF JUNE 30, 2023 AND DECEMBER 31, 2021 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022:

7

KINGSCROWD, INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
As of June 30, 2023 and December 31, 2022

	June 30,	December 31,
	2023	2022
ASSETS
Current Assets:
Cash and cash equivalents	$298,929	$581,960
Subscription receivable	32,500	25,000
Accounts receivable	36,514	-
Other receivables	1,324	-
Prepaid stock compensation	-	71,679
Deposit	4,275	11,604
Total Current Assets	373,542	690,243

Non-Current Assets:
Investment in SAFE	50,000	-
Property and equipment, net	2,974	4,409
Intangible assets, net	3,038,718	3,319,298
Goodwill	649,974	-
Total Non-Current Assets	3,741,666	3,323,707

TOTAL ASSETS	$4,115,208	$4,013,950

LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)
Current Liabilities:
Accounts payable	$280,516	$78,666
Deferred revenue	181,005	260,196
Due to members	284,843	-
Loans payable	287,082	132,110
Acquisition payable	369,020	369,020
Other current liabilities	148,348	31,944
Total Current Liabilities	1,550,814	871,936

Non-current Liabilities:
Other non-current liabilities	6,389	6,389
Total Non-current Liabilities	6,389	6,389

Total Liabilities	1,557,203	878,325

Stockholders' Equity/(Deficit):
Class A common stock, $0.0001 par value, 150,000,000 shares authorized, 49,604,801 and 44,631,838 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	4,961	4,465
Class B common stock, $0.0001 par value, 15,000,000 shares authorized, 12,427,839 and 12,427,839 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	1,242	1,242
Additional paid-in capital	16,120,697	14,333,244
Accumulated deficit	(13,835,232)	(11,203,326)
Total stockholders' equity/(deficit) attributable to KingsCrowd, Inc.	2,291,668	3,135,625
Non-controlling interests	266,337	-
Total Stockholders' Equity/(Deficit)	2,558,005	3,135,625

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$4,115,208	$4,013,950

No assurance is provided.

See accompanying notes, which are an integral part of these financial statements.

F-1

KINGSCROWD, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
For the six-month periods ended June 30, 2023 and 2022

	June 30
	2023	2022

Net revenues	$370,498	$281,724

Operating Expenses:
General, administrative, and operations	2,392,519	2,323,650
Research and development	374,482	334,896
Sales and marketing – customer list amortization	41,002	102,136
Sales and marketing	188,526	42,341
Total Operating Expenses	2,996,529	2,803,023

Loss from operations	(2,626,031)	(2,521,299)

Other Income/(Expense):
Interest expense	(51,535)	(42,387)
Others - net	16,861	1,291
Total Other Income/(Expense)	(34,674)	(41,096)

Provision for income taxes	-	-
Net loss	$(2,660,705)	$(2,562,395)

Net loss attributable to KingsCrowd, Inc.	(2,631,906)	(2,562,395)
Net loss attributable to non-controlling interests	(28,799)	-
	(2,660,705)	(2,562,395)

Weighted average common shares outstanding
-Basic and Diluted	59,617,583	53,165,252

Net loss per common share attributable to KingsCrowd, Inc. stockholders
-Basic and Diluted	$(0.04)	$(0.05)

No assurance is provided.

See accompanying notes, which are an integral part of these financial statements.

F-2

KINGSCROWD, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY/(DEFICIT) (UNAUDITED)
For the six-month periods ended June 30, 2023 and 2022

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total	Non-controlling Interests	Total Stockholders' Equity/(Deficit)
	Shares	Amount	Shares	Amount

Balance at December 31, 2022	44,631,838	$4,465	12,427,839	$1,242	$14,333,244	$(11,203,326)	$3,135,625	$-	$3,135,625
Issuance of common stock - Reg D	2,350,000	235	-	-	459,765	-	460,000	-	460,000
Issuance of common stock - advisors	1,372,202	137	-	-	458,419	-	458,556	-	458,556
Issuance of common stock - consultants	725,190	72	-	-	601,858	-	601,930	-	601,930
Issuance of common stock - employees	405,571	40	-	-	147,423	-	147,463	-	147,463
Issuance of common stock - contractor	120,000	12	-	-	119,988	-	120,000	-	120,000
Non-controlling interest portion of investment in subsidiary	-	-	-	-	-	-	-	295,136	295,136
Net loss	-	-	-	-	-	(2,631,906)	(2,631,906)	(28,799)	(2,660,705)
Balance at June 30, 2023	49,604,801	$4,961	12,427,839	$1,242	$16,120,697	$(13,835,232)	$2,291,668	$266,337	$2,558,005

Balance at December 31, 2021	35,083,420	$3,510	12,683,313	$1,268	$6,088,271	$(6,146,546)	$(53,497)	$-	$(53,497)
Issuance of common stock - Reg A	2,867,450	287	(120,354)	(12)	2,746,825	-	2,747,100	-	2,747,100
Issuance of common stock - Reg D	500,000	50	-	-	499,950	-	500,000	-	500,000
Issuance of common stock - advisors	394,633	39	-	-	109,234	-	109,273	-	109,273
Issuance of common stock - consultants	572,425	57	-	-	515,042	-	515,099	-	515,099
Issuance of common stock - employees	76,354	8	-	-	76,346	-	76,354	-	76,354
Issuance of common stock - asset purchase agreements	3,667,610	367	-	-	3,667,243	-	3,667,610	-	3,667,610
Offering costs	-	-	-	-	(288,905)	-	(288,905)	-	(288,905)
Net loss	-	-	-	-	-	(2,562,395)	(2,562,395)	-	(2,562,395)
Balance at June 30, 2022	43,161,892	$4,318	12,562,959	$1,256	$13,414,006	$(8,708,941)	$4,710,639	$-	$4,710,639

No assurance is provided.

See accompanying notes, which are an integral part of these financial statements.

F-3

KINGSCROWD, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the six-month periods ended June 30, 2023 and 2022

	June 30
	2023	2022
Cash flows from operating activities
Net loss	$(2,660,705)	$(2,562,395)
Adjustments to reconcile net loss to net cash used in operating activities:
Security deposits forfeiture	7,329	-
Customer list amortization	-	102,136
Depreciation and amortization	314,579	176,590
Stock-based compensation	1,399,625	700,726
Loan fees	13,761	28,370
Interest expense	13,724	-
Net cash acquired with the subsidiary	10,205	-
Changes in operating assets and liabilities:
(Increase)/Decrease in accounts receivable	20,081	5,924
(Increase)/Decrease in other receivables	-	-
(Increase)/Decrease in deposit	-	(5,193)
Increase/(Decrease) in accounts payable	98,490	32,350
Increase/(Decrease) in deferred revenue	(79,191)	(87,621)
Increase/(Decrease) in other current liabilities	(14,640)	(45,692)
Net cash used in operating activities	(876,742)	(1,654,805)

Cash flows from investing activities
Purchase of property and equipment	-	(1,659)
Purchase of website	-	(50,000)
Net cash used in investing activities	-	(51,659)

Cash flows from financing activities
Proceeds from loans	263,500	188,893
Repayments of loans	(122,289)	(233,568)
Proceeds from issuance of Class A common stock	452,500	1,966,910
Proceeds from warrant exercise	-	230,991
Offering costs	-	(292,405)
Net cash provided by financing activities	593,711	1,860,821

Net change in cash	(283,031)	154,357

Cash at beginning of the year	581,960	136,525
Cash at end of the year	$298,929	$290,882

Supplemental disclosure of cash flow information:
Cash paid for interest expense	$21,961	$14,017
Cash paid for income tax	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Fair value of website asset acquired	$-	$1,500,000
Fair value of licensed intellectual property	$-	$2,167,610

No assurance is provided.

See accompanying notes, which are an integral part of these financial statements.

F-4

KINGSCROWD, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2023 and December 31, 2022 and for the six-month periods ended June 30, 2023 and 2022

NOTE 1:  NATURE OF OPERATIONS

KingsCrowd, Inc. (the “Company”) is a corporation organized on December 14, 2017 under the laws of Delaware, and headquartered in Boston, Massachusetts.  The Company was originally incorporated under the name Kings Crowd, LLC as a Delaware limited liability company.  On December 28, 2020, the Company converted from a Delaware limited liability company to a Delaware corporation and changed its name from Kings Crowd, LLC to KingsCrowd, Inc.

The Company seeks to bring together ﬁnancial experts and technologists to help investors make more informed startup investment decisions on crowdfunding portals by providing the infrastructure for startup business investment decision making based on four key components:

•	Education - Providing expert editorial content in addition to “how-to" guides and tools.
•	Analytics - Offering standardized deal ratings and synthesized data analytics.
•	Research - Combining in-house market research with crowd-sourced research.
•	Recommendations - Providing "Top Deal” picks and access to expert network due diligence.

On November 8, 2021, KingsCrowd Capital, LLC was incorporated as a limited liability company under the laws of the State of Delaware and KingsCrowd, Inc. is the sole member.

On January 23, 2023, the Company purchased 17,000 Class A units of LawBot, LLC (“LawBot”), or 50.3% interest.  As such, LawBot became a subsidiary of the Company.  The Company has the option to subscribe for and purchase the remaining membership interests of LawBot or 16,788 Class A and Class B Units for a consideration of 3.5 times LawBot’s adjusted revenue for the year ended December 31, 2025.  LawBot, LLC was founded to make EDGAR filing simple and easy and to provide high-quality SEC form drafts for crowdfunding platforms, their issuers, law firms, and their clients.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”).  The consolidated financial statements include all accounts of KingsCrowd, Inc., KingsCrowd Capital, LLC and LawBot, LLC.  All significant intercompany transactions have been eliminated in consolidation.

The Company adopted the calendar year as its basis of reporting.

Unaudited Interim Financial Information

The accompanying consolidated balance sheet as of June 30, 2023 and the consolidated statements of operations, stockholders’ equity/(deficit) and cash flows for the six-month periods ended June 30, 2023 and 2022 are unaudited.  The unaudited interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2023 and the results of its operations and its cash flows for the six-month periods ended June 30, 2023 and 2022.  The financial data and other information disclosed in these notes related to the six-month periods ended June 30, 2023 and 2022 are also unaudited.  The results for the six-month period ended June 30, 2023 are not necessarily indicative of results to be expected for the year ending December 31, 2023, any other interim periods, or any future year or period.

No assurance is provided.

F-5

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company has not yet produced profits and is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).  The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability.  Financial instruments are considered Level    3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents.  The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.  As of June 30, 2023 and December 31, 2022, the Company had cash of $6,526 and $310,206, respectively, in excess of federally insured limits, and is therefore subject to significant credit risk and exposed to potential losses on these uninsured deposits.

 No assurance is provided.

F-6

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors.

Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions.

An allowance for doubtful accounts reserve of $363,781 was recorded as of June 30, 2023.

Subscription Receivable

The Company records share issuances at the effective date.  If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet.  When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders’ equity/(deficit) on the consolidated balance sheet.

Escrow Receivable

Amounts held in escrow are recognized at estimated realizable value and primarily relate to the stock offerings.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs.  Prior to the completion of an offering, offering costs are capitalized.  The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Property and Equipment, Intangible Assets

Property and equipment and intangible assets are recorded at cost.  Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives of assets:

Computer equipment	3 years
Customer list	3 years
Website	3 years
Software	5-15 years
License	indefinite

The useful lives and the depreciation and amortization methods are reviewed periodically to ensure that the periods and depreciation and amortization methods are consistent with the expected pattern of economic benefits from items of property and equipment and intangible assets.

There were no changes in the estimated useful lives of each of the Company’s items of property and equipment and intangible assets for the six-month periods ended June 30, 2023 and 2022.

 No assurance is provided.

F-7

Goodwill

The Company records goodwill when it acquires businesses and recognizes the excess of the purchase price over the fair value of identifiable net assets acquired. Goodwill is not amortized but is subject to annual impairment testing as of the reporting date. The impairment test compares the fair value of each reporting unit with its carrying amount, including goodwill. If the fair value is determined to be less than the carrying amount, an impairment loss is recognized, not to exceed the total amount of goodwill allocated to that reporting unit.

The Company performs its semi-annual impairment test and whenever events or changes in circumstances suggest that the carrying amount of goodwill may not be recoverable. The determination of fair value involves significant management judgment and estimation. Key assumptions include projected future cash flows, discount rates, and other factors that could impact the fair value assessment.  The Company reviews and updates the assumptions used in the impairment test regularly to reflect changes in business conditions. Any impairment losses identified are recorded in the consolidated statement of operations in the period in which they are determined.

As of June 30, 2023, no impairment indicators were identified, and the Company believes that the carrying value of goodwill is recoverable. The Company will continue to monitor events and circumstances that could impact the recoverability of goodwill and will perform impairment testing as required by accounting standards.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable.  When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows.  If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company’s long-lived assets.  Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

No impairment in the value of property and equipment or intangible assets was recognized for the six-month periods ended June 30, 2023 and 2022.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria.  The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts (or beneficial conversion features) to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts or beneficial conversion features under these arrangements are (i) amortized over the term of the related debt to their stated date of redemption or (ii) when based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

 No assurance is provided.

F-8

Non-controlling Interests

Noncontrolling interests are classified as a separate component of equity in the Company's consolidated balance sheets and consolidated statements of changes in stockholders’ equity/(deficit). Net income (loss) attributable to non-controlling interests is reflected separately from consolidated net income (loss) in the consolidated statements of operations and consolidated statements of changes in stockholders’ equity (deficit).  Any change in ownership of a subsidiary while the controlling financial interest is retained is accounted for as an equity transaction between the controlling and non-controlling interests.  In addition, when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary will be initially measured at fair value and the difference between the carrying value and fair value of the retained interest will be recorded as a gain or loss.  The Company has non-controlling interests via its subsidiary LawBot, LLC.

During the six-month periods ended June 30, 2023 and 2022, the Company recorded a loss of $28,799 and $0, respectively, attributable to non-controlling interests.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company collects revenues in advance for its membership subscriptions and initially records as deferred revenues.  The Company has determined that its performance obligations in relation to these agreements with customers are satisfied through the passage of time of the underlying subscription period, which are monthly or annually.  Monthly subscriptions are recognized upon completion of the month of service, while annual subscriptions are recognized monthly over the subscription period on a straight-line basis.

LawBot, LLC derives revenue from creating, filing and managing all of the customers’ capital raising documents online.  The Company has determined that its performance obligations in relation to these agreements with customers are satisfied at a point in time when the customer selects, completes and submits a form on LawBot’s online platform.

 No assurance is provided.

F-9

Contract Balances

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due).  The Company collects payments from customers in advance and therefore no accounts receivable is recognized.  However, the Company uses third parties for customer payments processing and there may be funds being held in escrow at the end of the reporting period.  As of both June 30, 2023 and December 31, 2022, $0 of revenues were not yet closed out of escrow.

A contract liability is recognized if a payment is received or a payment is due (whichever is earlier) from a customer before the Company transfers the related goods or services.  Contract liabilities are recognized as revenue when the Company performs under the contract (i.e., transfers control of the related goods or services to the customer).  The Company has contract liabilities of $181,005 and $260,196 as of June 30, 2023 and December 31, 2022, respectively, recognized as deferred revenue in the balance sheets.

Disaggregated Revenue Information

	June 30
	2023	2022
Type of good or service:
Subscription	$188,997	$281,724
Forms	165,145	-
Others	16,356	-
Total revenue from contracts with customers	$370,498	$281,724

Timing of revenue recognition:
Good or service transferred over time	$188,997	$281,724
Good or service transferred at a point in time	181,501	-
	$370,498	$281,724

Advertising Costs

The Company expenses advertising costs as they are incurred.  Advertising expense for the six-month periods ended June 30, 2023 and 2022 totaled $2,526 and $23,591, respectively.

Research and Development

Research and development costs are expensed as incurred.

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements.  The Company adopted the new guidance using a modified retrospective method.  Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings.  Accordingly, prior periods have not been recast to reflect the new accounting standard.  The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

 No assurance is provided.

F-10

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The Company leases office spaces with a lease term of 6 to 12 months.  The adoption of ASC 842 had no impact on the Company’s consolidated balance sheet as of June 30, 2023 and December 31, 2022.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees, advisors and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award.  The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model.  The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock.  Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price.  The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options.  The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award.  Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future.  Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions.  The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.  The Company has determined that there are no material uncertain tax positions.  The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

 No assurance is provided.

F-11

The Company was a limited liability company through the December 28, 2020 conversion date. Accordingly, under the Internal Revenue Code, all taxable income or loss flowed through to its members through such date. Therefore, no provision for income tax has been recorded in the statements until the conversion date.  Income from the Company was reported and taxed to the members on their individual tax returns.  Upon the conversion to a corporation, the Company is now taxable as a corporation effective December 28, 2020.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture.  The Company presents basic and diluted net earnings or loss per share.  Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding.  Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.  As all potentially dilutive securities are anti-dilutive as of June 30, 2023 and 2022, diluted net loss per share is the same as basic net loss per share for each period.

NOTE 3:  GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $2,660,705 and $2,562,395 during the six-month periods ended June 30, 2023 and 2022, respectively, has an accumulated deficit of $13,835,232 as of June 30, 2023, and has incurred negative cash flows from operations for the six-month periods ended June 30, 2023 and 2022, and lacks liquid assets to satisfy its obligations as they come due with a working capital deficit of $1,177,272 as of June 30, 2023.  These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company’s ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.  Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.  No assurance can be given that the Company will be successful in these efforts.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

 No assurance is provided.

F-12

NOTE 4: INVESTMENT IN SAFE

In December 2022, LawBot, LLC purchased a Simple Agreement for Future Equity (“SAFE”) notes of So. Capital Inc., which is now owned by Crowd Diligence, Inc., in the amount of $50,000.  The conversion is effective upon Crowd Diligence, Inc. closing an equity funding round of at least $100,000.  In May 2023, in exchange for this, Crowd Diligence, Inc. issued to LawBot, LLC the right to certain shares of its capital stock.  The discount rate is 20% and the valuation cap is $3,750,000.  LawBot, LLC may convert the SAFE to a number of shares of the CF Shadow Series of Preferred Stock in the first equity financing from which Crowd Diligence, Inc. receives gross proceeds of not less than $1,000,000, or elect to continue the term of the SAFE without converting the purchase amount to capital stock.  The investment is carried at cost less impairment losses and is assessed for impairment semi-annually.

NOTE 5: NON-CURRENT ASSETS

As of June 30, 2023 and December 31, 2022, property and equipment and intangible assets consisted of the following:

	June 30, 2023
	Equipment	Software	Customer list	Website	License
Cost	$11,519	$325,867	$612,814	$1,550,000	$2,167,610
Less: Reversal	-	-	(243,794)	-	-
Adjusted cost	11,519	325,867	369,020	1,550,000	2,167,610
Accumulated depreciation and amortization	(8,545)	(304,759)	(369,020)	(700,000)	-
Net Book Value	$2,974	$21,108	$-	$850,000	$2,167,610

	December 31, 2022
	Equipment	Software	Customer list	Website	License
Cost	$11,519	$2,961	$612,814	$1,550,000	$2,167,610
Less: Reversal	-	-	(243,794)	-	-
Adjusted cost	11,519	2,961	369,020	1,550,000	2,167,610
Accumulated depreciation and amortization	(7,110)	(609)	(561,746)	(441,667)	-
Less: Reversal	-	-	233,729	-	-
Adjusted accumulated depreciation and amortization	(7,110)	(609)	(328,017)	(441,667)	-
Net Book Value	$4,409	$2,352	$41,003	$1,108,333	$2,167,610

Depreciation and amortization totaled $314,579 and $278,726 for the six-month periods ended June 30, 2023 and 2022, respectively.  The cost of fully depreciated and amortized assets still being used amounted to $371,930 and $2,911 as of June 30, 2023 and December 31, 2022, respectively.  Intangible assets with a cost basis of $1,921,981 have a weighted average remaining useful life of 2.01 and 2.46 years as of June 30, 2023 and December 31, 2022, all respectively, and will be recognized on a straight line basis over the remaining amortization period.

 No assurance is provided.

F-13

In 2023, the Company recorded goodwill of $649,974 upon its acquisition of its subsidiary, Lawbot.  The goodwill is assessed for impairment semi-annually and as of June 30, 2023, no impairment losses were determined to be necessary. See Note 6.

License

The Company entered into an agreement to license an intellectual property for 16 months beginning December 1, 2019.  The Company agreed to pay a monthly fee of approximately 25% of certain revenues generated from the licensed assets.  When the aggregate of the fee paid each month reaches a total of $150,000, the Company agreed to pay an additional 1% of revenue per year until either the Company has paid to the licensor the sum of $1,000,000, or the Company is acquired in a positive transaction, which would be in addition to 5% of the outstanding membership interest units of the Company as of March 31, 2021.  Upon which time, the full ownership of all licensed intellectual property shall transfer to the Company.

In February 2022, the agreement was amended to extend the duration of the exclusive license into perpetuity, waive the right of the licensor to any fees not already paid by the Company as licensee, waive any fees that might be contemplated by the original agreement, and deliver to licensor shares of common stock equivalent to 4% of the outstanding Class A common stock of the Company as of March 31, 2021.  As a result, the Company issued 2,167,610 shares of Class A common stock to the licensor on the same date of this amended agreement.  These shares were attributed a fair value based on the active offering price of the Company’s shares of common stock at the issuance date at $1.00 per share and the value was recorded as an indefinite-lived intangible asset.

See Note 6 for the discussion of customer list and website.

NOTE 6: ACQUISITIONS

Early Investing

On March 20, 2020, the Company acquired 100% of the membership interests of Oxford Financial Publishing, LLC (the “Seller”) in Early Investing, LLC, a Maryland limited liability company, through an asset purchase agreement.  The acquisition was accounted for using the asset purchase method, in which the fair value of the transaction is allocated and attributed to specific assets based on their relative fair value.  No liabilities were assumed in the acquisition.

The Company determined that the transaction was an acquisition of asset which is the revenue-producing customer list. The revenue-producing activity of the acquired asset did not remain generally the same as before the transaction. The Seller retained the right to sell its own products to the customer list and is allowed to continue generating revenue from the customer list for a period of two years. Therefore, the full transaction value was attributed as a customer list asset.

The purchase price of the asset is 40% of the gross receipts generated by the Company from the customer list in the first year after the purchase, 25% in the second year and 10% in the third year. Based upon the revenue generated by the Company by marketing its Kings Crowd products to the customer list, for the period from May 2020 to January 2021, the Company estimated that average monthly revenues from the customer list will be $68,090 per month for the three-year period following the purchase.  In accordance with ASC 450 where the contingent future liabilities under this agreement are probable and estimable, the Company had recorded an acquisition payable of $612,814, as an estimate of the three years of payments to be made to the Seller and has recorded a customer list asset of $612,814, amortized using the straight-line method over the three-year estimated useful life of the asset. The Company reassessed the purchase price at the end of the reporting period based on the actual revenues generated from the date of the acquisition to the reporting date. As a result, customer list and acquisition payable were reduced to $369,020 and a gain from reversal of accumulated amortization amounting to $152,464 was recognized during the year ended December 31, 2022.

 No assurance is provided.

F-14

The amortization was recorded as “sales and marketing – customer list amortization” operating expense in the consolidated statements of operations in the amount of $41,002 and $102,136 for the six-month periods ended June 30, 2023 and 2022, respectively.  As of June 30, 2023 and December 31, 2022, acquisition payable amounted to $369,020.

Crowdwise

On July 1, 2021, the Company entered into an agreement to purchase certain assets of Crowdwise, LLC, operated on the internet in connection with its website, for an aggregate consideration of $50,000 paid on April 2022.  The acquisition was accounted for using the asset purchase method, in which the fair value of the transaction is allocated and attributed to specific assets based on their relative fair value.  No liabilities were assumed in the acquisition.

The assets acquired consisted of domains, brand/trademarks, images, software, social media accounts, contents and newsletter subscribers, of which the Company determined the full amount of fair value received in this transaction is attributed to the website and its underlying code and therefore the full transaction value was attributed as a website asset.  The website asset is amortized over the three-year estimated useful life of the asset (see Note 5).

Technori

On February 25, 2022, the Company entered into an agreement to purchase certain assets of Technori, LLC, operated on the internet in connection with its website, for an aggregate consideration of 1,500,000 shares of Class A common stock of the Company, which were attributed a fair value based on the active offering price of the Company’s shares of common stock at the issuance date at $1.00 per share. The acquisition was accounted for using the asset purchase method, in which the fair value of the transaction is allocated and attributed to specific assets based on their relative fair value.  No liabilities were assumed in the acquisition.

The assets acquired consisted of websites, social media accounts, domain names, newsletter, subscriptions and all Technori digital assets, of which the Company determined the full amount of fair value received in this transaction is attributed to the website and its underlying code and therefore the full transaction value was attributed as a website asset.  The website asset is amortized over the three-year estimated useful life of the asset (see Note 5).

Lawbot

On January 23, 2023, the Company purchased 17,000 Class A units of LawBot, LLC (“LawBot”), or 50.3% interest.  As such, LawBot became a subsidiary of the Company.  The Company has the option to subscribe for and purchase the remaining membership interests of LawBot or 16,788 Class A and Class B Units for a consideration of 3.5 times LawBot’s adjusted revenue for the year ended December 31, 2025.

The consideration paid for this acquisition was $250,000 of cash and 1,000,000 warrants (the “Warrants") to purchase Class A Common Stock (the “Common Stock”) of KingsCrowd at an exercise price of $1.20 per share, which the Company valued under the Black-Scholes method at $344,000, resulting in total purchase consideration of $594,000.

 No assurance is provided.

F-15

Upon acquisition, the Company recorded the assets and liabilities of Lawbot at fair value, resulting in the recognition of assets of $138,283 and liabilities of $489,393.  The excess of the consideration paid over the net identifiable assets received resulted in the recognition of goodwill of $649,974 and non-controlling interests in the net assets (contra-equity) of $295,136.

The Company obtained a loan in connection with this acquisition, as discussed in Note 7.

NOTE 7:  LOANS

In 2021 and 2022, the Company entered into short-term agreements with non-bank entities under which future accounts receivable may be purchased for a discount.  Repayments are made monthly and the loans are secured by Company's assets under the agreements’ terms.  The Company received a total of $0 and $181,893 under such relationships and incurred fees of $0 and $32,099 during the six-month period ended June 30, 2023 and during the year ended December 31, 2022, all respectively.  The fees incurred were recorded as a discount to the loans and amortized to interest expense over the 12-month contract term.  The Company repaid a total of $80,233 and $400,855, including payment for fees amounting to $7,104 and $63,796, during the six-month period ended June 30, 2023 and during the year ended December 31, 2022, all respectively.  The balance due as of June 30, 2023 and December 31, 2022 was $8,687 and $81,816, respectively.

In January and November 2022, the Company obtained loans from Celtic Bank through Stripe Capital Program, a business loan program for users of Stripe, Inc.’s payment processing platform.  The Company received a total of $142,427 and incurred a fixed fee assessed by the bank totaling $18,619 which represents the total cost of the loan.  The repayment rate of the principal and fixed fee is 20% of daily merchant receivables withheld by Stripe, Inc. to repay the loan.  The Company repaid $18,415 and $104,053 during the six-month period ended June 30, 2023 and during the year ended December 31, 2022, respectively.  Of such, during the six-month period ended June 30, 2023 and during the year ended December 31, 2022, $6,658 and $10,071, respectively, relates to the fixed fee which was recorded as interest expense in the statement of operations.  The balance outstanding as of June 30, 2023 and December 31, 2022 was $36,683 and $48,445, respectively.

The Company obtained a loan with a principal amount of $250,000 on  from Gold Ridge Micro Cap II.  The proceeds were solely for the purchase of membership interests in LawBot.  The term loan bears interest of 12% per annum, matures on December 31, 2025, and is secured by the Company’s right, title and interest in the equity interests in LawBot LLC.  The balance outstanding as of June 30, 2023 was $228,775.

NOTE 8:  EQUITY

Limited Liability Company to Corporate Conversion, Stock Split

At inception, the Company had a single class of common units authorized, of which 1,000 were granted to its founding members, and each unit has equal voting rights and proﬁt interests in the Company. These units have been issued to the founding members and were attributed zero value in these ﬁnancial statements.  In June 2018, the Company effected a 2,000-for-1 reverse split, increasing the total granted units from 1,000 to 2,000,000.

In December 2020, the Company authorized 66,000,000 shares of $0.0001 par value common stock, including 51,000,000 shares of Class A common stock and 15,000,000 shares of Class B common stock, upon conversion to corporation, as discussed in Note 1.  All membership interests in Kings Crowd, LLC, including unvested restricted units and unexercised warrants, were converted at a conversion rate of 12.71915097123437 shares of common stock for each membership unit.  All shares and warrants reflected in these ﬁnancial statements are indicative of post-split ﬁgures and the par value of the issued shares was recorded with the offset to additional paid-in capital.

 No assurance is provided.

F-16

In April 2023, the Company amended its certificate of incorporation.  The Company is authorized to issue 150,000,000 shares of Class A Common Stock, par value $0.0001 per share, and 15,000,000 shares of Class B Common Stock, par value $0.0001 per share.

As of June 30, 2023 and December 31, 2022, 49,604,801 and 44,631,838 shares of Class A common stock and 12,427,839 and 12,427,839 shares of Class B common stock of the founders were issued and outstanding, all respectively.

Common Stock

The Class A common stock and Class B common stock are identical in all respects, except that each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. The two classes of common stock generally vote together as a single class on all matters submitted to a vote of the stockholders, except as otherwise required by law and the certificate of incorporation. The two classes of common stock participate ratably, meaning that each share of common stock is treated equally, with respect to dividends and distributions declared by the board of directors and in any distribution of the Company’s assets available for distribution to the stockholders upon any liquidation or winding up of the Company. Each outstanding share of Class B common stock is convertible into one fully paid and nonassessable share of Class A Common stock (i) at any time at the option of the holder or (ii) automatically upon the consummation by the Company of an underwritten public offering of the Company’s securities from which the Company receives gross proceeds in excess of $10,000,000.

Shares Issued for Services

The Company grants restricted stock awards to employees and non-employee advisors and consultants which are subject to vesting terms of 3-48 months.

A summary of restricted stock awards granted by the Company is as follows:

	June 30
	2023	2022
Balance at beginning of the year*	12,827,439	12,011,248
Granted	1,777,201	427,857
Forfeited	(564,813)	-
Balance at end of the year	14,039,827	12,439,105

*3,054,199 shares of Class A common stock issued in 2018 have been attributed zero value in these ﬁnancial statements.  All shares vested as of June 30, 2023 and 2022.  The remaining 119,891 shares were attributed a fair value based on the active offering price of the Company’s shares of common stock at the issuance date.  All shares vested as of June 30, 2023 and 2022.

 No assurance is provided.

F-17

During the six-month periods ended June 30, 2023 and 2022, 2,622,964 and 1,043,411 shares of Class A common stock were issued and vested and $1,399,625 and $700,726 were recorded as stock-based compensation expense in the consolidated statement of operations, all respectively.  As of June 30, 2023 and 2022, 1,082,721 and 3,334,382, shares of Class A common stock remained subject to vesting terms, respectively.

Regulation A and D Offering

In 2021, the Company qualified to offer up to 15,000,000 shares of Class A common stock under Regulation A.  Of the 15,000,000 shares of Class A common stock being offered, (i) the Company is offering up to an aggregate of 13,000,000 newly issued shares of Class A common stock and (ii) certain selling stockholders are offering up to an aggregate of 2,000,000 shares of Class A common stock currently outstanding (“Regulation A Offering”).  The shares being offered by one of the selling stockholders are held as shares of Class B common stock, which shares will convert into shares of Class A common stock upon the sale of such shares in the Regulation A Offering.  During the six-month period ended June 30, 2022, the Company issued new shares of Class A common stock totaling 2,747,096 for gross proceeds of $2,747,100 at a price per share of $1.00 and the selling stockholders sold 120,354 shares of Class A common stock and 120,354 shares of Class B common stock.  120,354 shares of Class B common stock were reclassified to Class A common stock as a result of the transfer.

The Company also issued 100,000 and 500,000 shares of Class A common stock under a Regulation D offering for gross proceeds of $100,000 and $500,000 during the six-month periods ended June 30, 2023 and 2022, all respectively.

Private Placement

In 2023, the Company started offering an aggregate of up to 1,000,000 shares of its Class A common stock, par value $0.0001 per share in a private placement.  During the six-month period ended June 30, 2023, the Company issued a total of 2,250,000 shares of Class B common stock for gross proceeds of $360,000 at a price per share of $0.16.  As of June 30, 2023, $32,500 were recorded as subscription receivable in the consolidated balance sheet.

Warrants

The new warrant holders exercised the warrants in December 2021 to purchase a total of 1,406,980 shares of Class A common stock for total proceeds of $250,000.  As of June 30, 2022, $230,991 recorded as subscription receivable in December 31, 2021 balance sheet has been received by the Company.

The Company issued 1,000,000 warrants to purchase Class A Common Stock (the “Common Stock”) to Lawbot at an exercise price of $1.20  per share in connection with the acquisition discussed in Note 6. The warrants remain unexercised as of June 30, 2023 and expire on January 31, 2030.

Other Issuances

In 2022, the Company issued 1,500,000 shares of Class A common stock in conjunction with the asset purchase agreement discussed in Note 6.  These shares were attributed a fair value based on the active offering price of the Company’s shares of common stock at the issuance date at $1.00 per share.

 No assurance is provided.

F-18

In addition, 2,167,610 shares of Class A common stock were issued in connection with the licensed intellectual property discussed in Note 5. The shares were attributed a fair value based on the active price of the Company’s shares of common stock at issuance date at $1.00 per share.

As of June 30, 2023 and 2022, 49,604,801 and 43,161,892 shares of Class A common stock and 12,427,839 and 12,562,959 shares of Class B common stock were issued and outstanding, all respectively.  Certain stock issuances were under restricted unit purchase agreements which stipulated repurchase options subject to vesting schedules dependent upon the stockholders’ continued service to the Company, with the repurchase price set at the issuance price per share.  As of June 30, 2023 and 2022, 1,082,721 and 3,334,382 shares of Class A common stock were unvested and remained subject to the repurchase option, respectively.

LawBot, LLC

Concerning LawBot, LLC, the debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 9: RELATED PARTY TRANSACTIONS

In 2018, LawBot, LLC obtained loans from its members with an aggregate principal balance of $284,843. The notes bear a simple interest rate of 8% per annum and mature on March 31, 2026, as amended. As of June 30, 2023, the total principal of $284,843 and the accrued interest of $120,835 remain outstanding. During the six-month period ended June 30, 2023, the interest expense recognized amounted to $13,724.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, including subsequently issued ASUs, to clarify the implementation guidance in ASU 2016-13. The standard’s main goal is to improve financial reporting by requiring earlier recognition of credit losses on financing receivables and other financial assets in scope. ASU 2016-13 will be effective for private companies’ fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the impact the adoption of ASU 2016-13 will have on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment. ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is adopted this standard effective January 1, 2023 and the adoption of such did not have a material impact on the Company’s consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

 No assurance is provided.

F-19

NOTE 11: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

General

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 12: SUBSEQUENT EVENTS

Class A Common Stock Issuance

Through the issuance date of these consolidated financial statements, the Company raised gross proceeds of $576,000 through the issuance of 3,600,000 shares of Class A common stock, in the aggregate, at a price per share of $0.16.

Restricted Stock Awards

The Company granted 358,553 shares of Class A common stock restricted stock awards to an employee and advisors. All shares vested as of the issuance date of these consolidated financial statements.

Management’s Evaluation

Management has evaluated subsequent events through February 21, 2024, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

 No assurance is provided.

F-20

EXHIBITS

Exhibit Number	Description	Location Reference
1.1	Second Amended and Restated Offering Listing Agreement between OpenDeal Broker LLC and the Company.	3
2.1	Plan of Conversion with respect to the conversion of KingsCrowd LLC into KingsCrowd, Inc. dated December 28, 2020.	1
2.2	Certificate of Incorporation of KingsCrowd, Inc.	1
2.3	Bylaws of KingsCrowd, Inc.	1
3.1	Securities Purchase Warrant issued by the Company to Newchip, Inc.	1
4.1	Form of Subscription Agreement	1
4.2	Form of Irrevocable Power of Attorney of Christopher Lustrino	2
4.3	Form of Irrevocable Power of Attorney of Nantascot LLC	2
4.4	Warrant Agreement issued by the Company to LawBot, LLC entitling the holder to purchase 1,000,000 shares of Class A Common Stock at an exercise price of $1.20 per share	+
5.1	Agreement between Nantascot LLC and the Company dated December 28, 2020.	1
5.2	Agreement between Netcapital Inc. and the Company dated December 28, 2020.	1
5.3	Stockholders Agreement between Nantascot LLC and Valuesetters LLC dated December 28, 2020.	1
5.4	Contract of Sale between Crowditz, LLC and the Company dated November 7, 2018.	1
5.5	License to Purchase Agreement between Newchip Inc. and the Company dated December 2, 2019	1
5.6	Assignment Agreement between Oxford Financial Publishing, LLC and the Company dated March 29, 2020	1
5.7	Transition Services Agreement between Oxford Financial Publishing, LLC and the Company dated April 3, 2020.	1
5.8	Form of Note Purchase Agreement and Convertible Promissory Note between the Company and certain investors during the period December 2020 through March 2021.	1
5.9	Employment Agreement between Venkatachalam Sankaranarayanan Jr. and the Company dated April 1, 2020.*	1
5.10	Employment Agreement between Andrew Gordon and the Company dated April 1, 2020.*	1
5.11	Consulting Agreement between Ahmad Takatkah and the Company dated January 13, 2020.	1
5.12	Consulting Agreement between Howard Schneider and the Company dated January 13, 2020.	1
5.13	Consulting Agreement between Sean O’Reilly and the Company dated June 6, 2018.	1
5.14	2020 KingsCrowd, Inc. Incentive Plan and award agreements thereunder.*	1
5.15	Lease Agreement between Regus Management Group, LLC and the Company for office space in San Francisco, California.	1
5.16	Asset Purchase Agreement between the Company and Technori, LLC dated February 25, 2022.	4
5.17	Membership Interest Subscription and Option Agreement dated January 23, 2023 between the Company and LawBot LLC	+
5.18	Loan and Security Agreement dated as of January 23, 2023 by and among the Company as Borrower, Gold Ridge Micro Cap II LLC as Lender and LawBot LLC as guarantor.	+
5.19	Pledge And Security Agreement dated as of January 23, 2023 by and between the Company and Gold Ridge Micro Cap II, LLC as secured party.	+
8.1	Escrow Agreement between Prime Trust, LLC and the Company dated 5, 2021.	1

____________

(1)	Incorporated by reference to exhibits filed with the KingsCrowd, Inc. Regulation A Offering Statement on Form 1-A filed on March 31, 2021
(2)	Incorporated by reference to exhibits filed with Amendment Number. 1 to the KingsCrowd, Inc. Regulation A Offering Statement on Form 1-A filed on June 4, 2021.
(3)	Incorporated by reference to exhibits filed with Amendment Number. 2 to the KingsCrowd, Inc. Regulation A Offering Statement on Form 1-A filed on July 2, 2021.
(4)	Incorporated by reference to exhibits filed with Form 1-SA of KingsCrowd, Inc. for the semiannual period ended June 30, 2022 as filed with the Securities and Exchange Commission on September 28, 2022.
*	Indicates a management contract or any compensatory plan, contract or arrangement.
+	Filed herewith.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter):	KingsCrowd, Inc.

By (Signature and Title):	/s/ Christopher Lustrino
Chris Lustrino, Chief Executive Officer, Principal Executive Officer, Principal Accounting Officer and Principal Financial Officer

Date March 1, 2024

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By (Signature and Title):	/s/ Christopher Lustrino
Chris Lustrino, Chief Executive Officer, Principal Executive Officer, Principal Accounting Officer and Principal Financial Officer

Date March 1, 2024

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